UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 1)

Globalstar, Inc.
(Name of Issuer)

Voting Common Stock, $0.0001 par value per share
(Title of Class of Securities)

378973408
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 378973408	13G

1.	NAMES OF REPORTING PERSONS Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 73,917,390
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 73,917,390
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,917,390
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.90%
12.	TYPE OF REPORTING PERSON* IA

CUSIP No. 378973408	13G

1.	NAMES OF REPORTING PERSONS Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 73,917,390
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 73,917,390
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,917,390
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.90%
12.	TYPE OF REPORTING PERSON*

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Please refer to Item 9 on each cover sheet for each reporting person.

(b)	Percent of class:

Please refer to Item 11 on each cover sheet for each reporting person. The percentages herein are based on 1,259,238,687 shares of the Issuer’s voting common stock outstanding as of December 7, 2017, as reported in the Issuer’s Prospectus Supplement filed on Form 424B5 on December 11, 2017 with the Securities Exchange Commission.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

(ii) Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

(iii) Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

(iv) Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

2/14/2018
(Date)

/s/ John O’Callaghan
(Signature)

John O’Callaghan, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

2/14/2018
(Date)

/s/ Jason Mudrick
(Signature)

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13G (including amendments thereto) with respect to Class A Common Shares, par value $0.01 per share, of Globalstar, Inc., a Delaware corporation, filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 14th day of February 2018.

MUDRICK CAPITAL MANAGEMENT, L.P.

/s/ John O’Callaghan
(Signature)

John O’Callaghan, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

/s/ Jason Mudrick
(Signature)